Mail Stop 0407
      							April 29, 2005

Via U.S. Mail and Fax (858-674-5005)
Mr. Lowell W. Giffhorn
Chief Financial Officer
Patriot Scientific Corporation
10989 Via Frontera
San Diego, CA 92127

	RE:	Patriot Scientific Corporation
      Form 10-KSB for the fiscal year ended May 31, 2004
		Filed August 19, 2004
		File No. 0-22182

Dear Mr. Giffhorn:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Annual Report Filed on Form 10-KSB for the Year Ended May 31, 2004

Part II, Item 8A. Controls and Procedures, page 25.

1. Rule 13a-15(b) requires that your certifying officers evaluate your disclosure controls and procedures as of the end of the period covered by the report, rather than as of a date subsequent to the period covered by the report. Please tell us in your response letter whether your certifying officers concluded your disclosure controls and procedures were effective as of the end of the periods covered by your Form 10-KSB for the year ended May 31, 2004 and subsequent Form
10-QSBs. Also, please include such conclusions in your future periodic reports. Please note that you may continue to include your certifying officers conclusions as to the effectiveness of your disclosure controls and procedures for more recent dates too.

2. It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule
13a-15(e). Tell us in your response letter whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply tell us, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective. Please also do so in your future periodic reports.

3. Item 308(c) of Regulation S-B requires you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004, or any of your completed fiscal 2005 quarters, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also do so in your future periodic reports.

Summary of Accounting Policies - Revenue Recognition, page F-8.

4. We note that you recognize revenue from fees for the transfer of proven and reusable intellectual property components or the performance of engineering services. With regards to your revenue recognition policy, tell us how you have complied with SOP 97-2, `Software Revenue Recognition`.


Footnote 1 - Continued Existence and Management`s Plan, page F-12.

5. In several instances throughout your filing, you note the Company anticipates future revenues derived from the successful collection of patent infringement proceeds from litigation and settlement. It is unclear in your disclosures included in both MD&A and the footnotes to the financial statements the magnitude of these expected proceeds.
Revise your disclosures to include a more comprehensive analysis over this revenue stream.

For additional guidance, refer to Item 303 of Regulation S-B and the
Commission`s Interpretative Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation on our website at http://www.sec.gov/rules/interp/33-8350.htm .

Footnote 5 - Convertible Debentures, page F-15.

6. Tell us the guidance you have applied in accounting for the resets of conversion price and conversion shares you discuss in Note 5.

Quarterly Report Filed on Form 10-QSB for the Quarter Ended
February
28, 2005

Footnote 3 - Licenses Receivable, page 8.

7. Addressing the relevant accounting literature, tell us in detail why you believe that it is appropriate to recognize the $2,750,000 licensing revenue at the date you entered into the license agreement with one of your customers for the Ignite microprocessor technology and the patent portfolio technology. Also, tell us in more detail the nature of the $553,600 contingency fee disclosed in this note.





*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Dave Walz, Staff Accountant, at (202) 551-
3358 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Lowell W. Giffhorn
Patriot Scientific Corporation
April 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE